September 15, 2025

Samuel Reich
Chief Executive Officer
SAB Biotherapeutics, Inc.
777 W 41st St.
Suite 401
Miami Beach, FL 33140

       Re: SAB Biotherapeutics, Inc.
           Registration Statement on Form S-3
           Filed September 2, 2025
           File No. 333-289992
Dear Samuel Reich:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
Prospectus Summary
July 2025 Private Placement, page 2

1. Please revise your disclosure in this section to clarify that the conversion price for the
       Series B Preferred Stock is a component in the formula that will be used to calculate the number of common shares issuable upon conversion of the Series B Preferred
       Stock and that it is not consideration to be paid by preferred stockholders for such conversion. In addition, disclose the formula, as described in Sections 6(b) and 6(c) of the Certificate of Designation of Preferences, Rights and Limitations of Series B
       Convertible Preferred Stock, and briefly describe the adjustments that may impact the formula (e.g., the adjustments described in Section 7 of the Certificate of
 September 15, 2025
Page 2

       Designations). Please clarify, if true, that each share of Series B Preferred Stock will initially be convertible into 100 shares of Common Stock.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jessica Dickerson at 202-551-8013 or Alan Campbell at 202-551-4224
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Ilan Katz, Esq.